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PETS ROCK, WE ROLL
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Rockin' Pets, Rollin' Vets

Houston, Texas

$0 raised

$100,000 min target

Security Type: Convertible Notes
Valuation Cap: $5,000,000
Discount: 20%
Minimum Investment: $100

COMING SOON

Highlights
About the Business
How it Works
Growth and Expansion
Location Analysis
Investment Terms
Use of Proceeds
The Team
Timeline
Bonus Rewards
Gallery
Data Room
Comments 0

Highlights

The largest full-service **mobile veterinary concept** in the Greater Houston area.

- Meets the growing customer demand for greater convenience and a better, less stressful experience for pets and pet owners
- Saves time and money for families with multiple pets
- Offers clients a safer alternative to an office visit during current pandemic (and beyond)

Experiencing rapid growth, with plans to grow regionally and nationwide.

- Finished 2019 with $1.5M in revenue
- Over $2 million in current run rate revenue
- Four consecutive years of year-over-year revenue growth
- Plans to expand throughout Houston and Texas, and potentially franchise nationally

Experienced leadership and staff providing a full range of services, with a focus on customer satisfaction.

- Dr. Katharine Eick, founder and CEO, has over 22 years of experience in veterinary medicine, including ambulatory, corporate and rural practices
- 5 full-time veterinarians and 7 full-time veterinary technicians offer comprehensive care
- 5 full-time client liaisons provide efficient planning and excellent customer service

About the Business


Rockin' PETS,
Rollin' VETS
pets rock, we roll.
Seeing your Vet just got a lot easier.

Popular mobile veterinary clinic, **Rockin' Pets, Rollin' Vets ("Rollin' Vets")**, is expanding to serve more clients in and around Houston, TX. Originally launched in January 2016, the unique and convenient model of care has generated considerable response thus far, with revenue surpassing $1.5M in 2019.

Founded Dr. Katharine Eick, an experienced veterinarian with over 22 years in care, Rollin' Vets provides a convenient solution to traditional veterinary care. Transporting animals to and from an office appointment is stressful for both the pets and the owners. Especially for owners of multiple pets, a mobile vet is much preferred over the hassle of taking several animals in the car and managing them in the waiting room.


MOBILE
VETERINARY UNIT
713.987.3237
Seeing your Vet just got a lot easier.
WWW.ROLLINVETS.COM

Rollin' Vets offers the same complete animal care and treatment found at a traditional vet, aside from hospitalization. Clients can schedule a service and time that is most convenient for them, 7 days a week.

Now more than ever, people are looking for more convenient choices that limit risky social interactions. Rollin' Vets fills this need, with quality care for pets in a low-risk setting.

How it Works



Rockin' PETS,
Rollin'
VETS
PETS ROCK, WE ROLL

Rollin' Vets believes that **the best care for your pet happens at home**. Pets are happiest and calmest in the comfort of their home, and relaxed pets allow for better pet care and less stress all-around.

Rollin' Vets operates a full-service mobile veterinary clinic on wheels serving the pets and families of the greater Houston area 7 days a week. The goal is to provide exceptional care, while reducing stress on the pet and client by bringing the service straight to a pet owner's home.

Health & Wellness

Stay ahead of your pet's health by scheduling routine check-ups and ensuring they are up to date on all vaccines.

Minor Illness & Injury

Treat your pet's minor illnesses and injuries on the spot, with care.

In-House Labs

Our ability to offer modern, rapid in-house lab testing allows for a more accurate diagnosis and fast relief to the patient.

Radiology

When combined with the patient's medical history, a physical exam, and lab tests; radiology allows our team of Vets to better localize, diagnose, and treat the problem.

End Of Life Care

We provide compassionate, at-home end of life care to ill and elder pets. Although this is the hardest part of our job, it is also a service that we are honored to offer so that pets can pass peacefully at home, with their owners.

Routine Surgeries & Dental

Our Mobile clinics are equipped to provide surgical procedures, from routine spay and neuter to advanced procedures and complete dental work.

Pet hospitalization, though not provided directly by Rollin Vets, is also accessible through partner pet hospitals around the city.

Pricing is competitive and there is no additional travel charge within a 10-mile radius around the Galleria area of Houston. Each additional mile beyond this is billed at $5 per mile.
Visit https://www.rollinvets.com/pricing for current price list.

What sets Rockin' Pets, Rollin' Vets apart?

1 Convenience

The most obvious benefit to a Mobile Vet is convenience: we come straight to you!

2 Personal Care

Your pet is most comfortable in their home, which allows us to get a full picture of their health, and provide a truly personalized level of care.

3 Transparency

We strive to offer you the highest level of care while remaining 100% transparent.

4 Accessibility

We're easy to get in touch with: not only are we open 7-days a week, we also provide text message access to our team of specialists.

Need prescriptions filled for your pet? Not a problem.

Fill It Online

We offer two, convenient Online Pharmacy options for our patients! You can either request a re-fill for your pet's prescription through VetSource, or directly through us.

Get It Delivered

You'll receive your pet's medications delivered straight to your door within 3–5 business days. If it's an ongoing prescription, you can opt to select automatic refill within VetSource.

Treat Your Pet

Whether it's oral medications or shots, we provide you with the directions and resources to provide the best at-home care for your pet. View our YouTube videos on how to administer medication to your pet.



Rockin' PETS, Rollin' VETS
Questions?
pharmacy@rollinvets.com
(713) 987-3237
Houston, TX.
Online Pharmacy Request through Rollin' Vets
Name (First, Last) *
First Name
Last Name
Pet's Name
First Name
Last Name
Email *

What people are saying

"There is no going back to regular veterinary care once you've experienced the convenience of a mobile vet.

★★★★★

Christine M.



Growth and Expansion

When Dr. Katharine Eick launched Rollin' Vets, she knew it would address unmet needs she had seen in veterinary care during her whole career. Home visits are less stressful for all parties involved, less time consuming, and budget-friendly for multiple pet households. While some enterprising veterinarians have recognized the need for in-home end of life care, there are not many practices nationwide that have adopted a mobile-only, full-service model.

Prior to Rollin' Vets, mobile clinics around Houston were offering part-time, minimal services and mostly operating out of personal vehicles. Rollin Vets is the largest full-time, medically equipped van clinic in the area.

Due to the unique nature of the business, word of mouth spread quickly without any traditional advertising. Now, the business is looking to add another van to the fleet, on-board additional staff, and begin targeted marketing efforts to grow the business.

Currently, clinical services and treatment provide the primary revenue streams for Rollin' Vets. The business plans to expand throughout Houston and begin franchising the concept in other Texas cities - and eventually nationwide.



One of Rockin' Pets, Rollin' Vets' mobile vans.

Location Analysis

Rockin' Pets, Rollin' Vets operates in and around the Houston area. Due to the nature of their mobile business, their service radius is limited only by the number of vans and staff. The business plans to expand their concept into other cities in Texas, and through a franchising model, Rollin' Vets aims to eventually roll out service nationwide.

Investment Terms

Issuer	Type of Offering	Offered By
Rollin' Vets Group Inc.	Parallel Offering (Reg CF & Reg D)	NextSeed Securities, LLC

Offering Min	$100,000
Offering Max	$600,000
Min Individual Investment	$100
Type of Securities	Convertible Notes
Valuation Cap	$5,000,000
Discount	20%
Annualized Interest Rate	5%
Maturity	24 months
Total Round Size	$600,000

Offering Size	$600,000
Conversion Delay	In subsequent equity financing events, the note holder will be locked into a new valuation, but the Issuer may delay the conversion of convertible note holders or convert them to a NS Shadow Series as set forth in the Convertible Promissory Note. If any equity distributions are made subsequently, convertible note holders will receive distributions as if they had converted. Investors who invest $10,000 or more will not be subject to delayed conversions at the Issuer's discretion and will convert at a subsequent equity financing event as set forth in the Convertible Promissory Note.

Use of Proceeds

Rollin Vets is looking to raise $600,000 during the NextSeed raise. These funds will be used to improve the website, develop a mobile app, implement targeted marketing campaigns, purchase an additional van, and hire more staff.

Minimum NextSeed funds: $100,000
Maximum NextSeed funds: $600,000

IF MAXIMUM IS RAISED ON NEXTSEED $600,000

- **42%** Van
- **25%** Doctor
- **10%** App Development
- **10%** Working Capital
- **8%** Fractional CFO
- **5%** Marketing

Use of proceeds percentages presented above are estimated and subject to change.

The Team

Dr. Katharine Eick has been practicing veterinary medicine for over 22 years and brings her vast experience to Rockin' Pets, Rollin' Vets as the Founder and CEO. Her passion for high quality care and excellent customer service has launched Rollin' Vets to success in just a few years. She has assembled a staff of 5 full-time veterinarians, 5 full-time client liaisons, and 7 full-time veterinary technicians.

To expand Rollin' Vets, Dr. Eick sought the expertise of John Sussman and Patrick Lewis as marketing and financial advisors, respectively. They will assist in implementing a strategic marketing plan to grow the business.

Meet the Team



Dr. Katie Eick
CEO & FOUNDER, DVM

Dr Katie Eick, Founder and CEO of Rockin Pets, Rollin Vets, is a 1998 Graduate of the Auburn University College of Veterinary Medicine, where she graduated Summa Cum Laude and was the recipient of the Gentle Doctor award, given to the student who exhibited outstanding and compassionate patient care. Dr. Eick has practiced in Virginia, where she started and built a brick and mortar practice, Alabama where she did relief work, and finally Texas, where she worked in a no kill shelter in Austin before finally settling down in Houston in 2013. Having had the benefit of working in so many different aspects of veterinary medicine, Dr Eick saw a real need for at home vet care, whether it be for larger dogs that had difficulty loading into the car, for busy people with busy schedules, for people with multiple animals, or for CATS, who hate to ride in the car, and she recognized that this was a relatively difficult service for owners to find. So she decided to change that and in 2016 she launched her full service mobile veterinary practice, South By South Vets, now known as Rockin Pets, Rollin Vets, and she could not be happier!

'It is so amazing to be able to offer not only convenient service, but service with so much less stress for the pets!"

Dr. Eick lives in Houston, Texas, with her Fiance, Mike, and their dogs: Cooper, Raoul, Prego, Rocky and Flower, and their cats: Bob, Petunia and Felipe. When not in these crazy times she loves attending concerts and traveling, and during these times she is so thankful she chose Houston to be her home. She wasn't born in Texas but she got here as soon as she could!

Dr. Carrie Nealon
DVM

Dr. Carrie Nealon received her Bachelor of Arts degree in Political Science from Kenyon College in 1992 and her Doctor of Veterinary Medicine degree from Purdue University School of Veterinary Medicine in 2003. She started her career as an Associate Veterinarian in Chicago practicing in a small animal practice on the north side of the city. She later moved to a feline only practice located in downtown Chicago, working as both the practice's Medical Director as well as it's lead veterinarian. She relocated to Houston in 2014 to join a small animal practice specializing in both feline and canine medicine. Dr. Nealon has a special interest in managing senior patient care, feline and canine dentistry, and overall wellness medicine. She enjoys spending time with her extended family as well as her own two elder pets.



Dr. Christine Stephenson
DVM

Dr. Christine Stephenson graduated magna cum laude in Biomedical Engineering from Texas A&M University in 2010, before earning her DVM from the College of Veterinary Medicine in 2014. While pursuing her formal education, she conducted innovative research in tissue engineering for a biotech firm, assisted in equine reproduction research, and helped map the GI biome at Texas A&M's Gastrointestinal Laboratory. During Veterinary School she was an active foster with Aggie Feral Cat Alliance, a member of A&M Christian Fellowship, and Secretary for LGVMA.

Christine started her career as a primarily small animal practitioner. However, living out in Montgomery means seeing the occasional FFA cow, goat, or pig upon request. She was the rotating veterinarian for Lake Conroe Veterinary Group for 6 years prior to joining the Rollin' Vets team.

Dr. Stephenson's professional interests include soft tissue surgery, trauma and emergency cases, internal medicine, dermatology, and preventative medicine. Christine is a competitive runner and avid athlete and is also recently commissioned as Captain Stephenson in the Army Reserves Veterinary Corps, where she is excited to put her skills to use serving her country as well. In her free time, Dr. Stephenson can be found fishing and relaxing on Lake Conroe.



Dr. Jennifer Penland
DVM

Dr. Jennifer Penland is a proud native Houstonian. Early on in her education, Dr. Penland's summer job working at a local veterinary clinic is what ultimately led her to her passion and career of veterinary medicine. After graduating from Southwestern University in Georgetown, TX with a Bachelors of Science in Animal Behavior and a minor in Theatre, Dr. Penland went on to obtain her Doctorate of Veterinary Medicine from Ross University and additional clinical training at Texas A&M University. Dr. Penland takes special interest in behavioral medicine, geriatric medicine and pain management. Dr. Penland and her Fiancé share their hearts and their home with Gladys, her Golden Retriever who has been her constant companion since college, Kat, a goofy cuddle bug Catahoula/ Pit mix, and Edith (affectionately referred to as Screamith) a tiny but very vocal little cat. Outside of work, Dr. Penland loves cooking and traveling.



Bobby Gatto
DIRECTOR OF OPERATIONS

Bobby completed his education in San Francisco with a degree from FIDM and began working in the restaurant industry while attending fashion school. After leaving the restaurant world, Bobby took a very quick *and very cold* detour to Chicago, but eventually landed back in Houston and began working in the world of veterinary medicine. He ran a corporate veterinary practice for almost three years, where he met Dr. Katie Eick. Blown away by her personality and dedication to animals, the two became fast friends and teamed up. Bobby was the first Rollin' Vets employee, and now manages all operations as the Operations Director for Rockin' Pets, Rollin' Vets. He is incredibly passionate about client service, and is committed to making sure clients receive the best experience possible. He is the proud parent of 2 crazy (but oh so lovable) chihuahuas, Buffy and Riley, and loves to bake while listening to Mariah in his free time.



John Sussman
MARKETING ADVISOR

John brings 23 years of B2C brand marketing experience, focusing on innovation and new product development at Procter & Gamble, Coca Cola, Shell and Euromonitor International. During this time, he has led project teams through all aspects of innovation and new product development: strategic opportunity mapping, ideation, business modeling, feasibility assessment, piloting, launch, and post-launch optimization. He has worked across a range of B2C industries, from super-premium line extensions in the haircare market, to low-calorie juice drinks, to motor oil for gas trucks. Currently, he leads the Portfolio & Innovation team within Shell's North America motor oil group. He lives in Houston, TX with his wife, three kids, and most importantly, his Goldendoodle.



Caroline Aycock
DIRECTOR OF MARKETING

With nearly a decade of digital marketing experience, Caroline Aycock helps businesses tell their story in a creative, meaningful way that drives growth. On the Rollin' Vets team, Caroline serves as the Marketing Director leading all digital & brand marketing efforts, in addition to social media and public relations. The foundation of her career was formed during her years working for a fast-paced PR agency in San Francisco where she was a part of the team that helped launch start-ups such as Birchbox and Whistle. It was during this time that Caroline fell in love with the energy and passion of start-ups. She further expanded her industry expertise, working with a variety of CPG companies, including Annie's Organic, Peet's Coffee & Tea, and Luna Bar. Upon returning to her Texas roots, Caroline transitioned to in-house Marketing & PR Director with Austin-based beverage start-up, CLEAN Cause. Caroline most recently worked as a Brand Marketing Manager with global skincare brand, Sunday Riley, leading their digital brand marketing efforts. Since 2012, on the side of her full-time work,

Caroline has always sought out small businesses with big ideas to partner with and help grow, which is what ultimately led her to Rockin' Pets, Rollin' Vets. Caroline resides in Houston with her husband and two year old son, and has a big heart for animals as her family frequently fosters cats and dogs in need of a temporary home.



Patrick Lewis
CHIEF FINANCIAL OFFICER

Patrick is a founder and managing partner of BBL Ventures + BBL Labs, innovation partner to the energy, industrial and natural resources industries. BBLV brings highly informed early stage venture investing and consulting capability to solve industry pain points and technology gaps. Patrick is co-founder of vLAB and previously Chief Strategist at ETR&D (Enterprise Technology Research & Development) and brings over twenty years of experience in credit, private and public equities, He has developed a holistic perspective to investing in emerging, disruptive technologies. He built his career on deep proprietary research and utilizing unique data sets. Patrick joined ETR&D after eight years of investing in technology equities at Invesco, in this capacity, he focused on small and mid-cap companies. He also led Invesco's efforts in late stage venture investing including Facebook.   Prior to Invesco, he spent twelve years at DG Capital, Carlson Capital and ECT investing in public and private technology and energy equities.Patrick began his career in commercial banking in New Orleans. He currently serves as a mentor / advisor to Station Houston, Founder Institute and Capital Factory, Alchemist and Mass Challenge accelerators and as the Chairman Emeritus of the Houston Angel Network (HAN) as well as co-chairs the Technology Investment Committee. He is also a member / co-chair of two Houston X committees.

Timeline

January 2016	Rockin' Pets, Rollin' Vets began under the name South by South Vets, starting with just Dr. Katie Eick, 1 employee, and a Mercedes Sprinter van.
April 2017	Hired a second Doctor and added two technicians to the team.
June 2018	Purchased a surgery/dentistry van from Laboit and hired a third Doctor, as well as additional reception help.
June 2019	Hired an additional doctor in order to meet growing demand.
Sept 2019	Purchased a third van, another large unit from Laboit.
July 2020	Changed name from South by South Vets to Rockin' Pets, Rollin' Vets and hired an additional Doctor, bringing the staff up to 12 people.
August 2020	Hired newest Doctor, who will start in November 2020.
Sept 2020	Purchased an additional large van and hired multiple support staff, bringing the team and fleet to 3 large full service vans, 1 technician van, 5 full-time Doctors, 1 PM, 1 bookkeeper, 1 CFO, 1 marketing director, 6 client liaisons, and 6 technicians!

Bonus Rewards

INVEST

$1,000+

- **Free wellness exam**
  (Limit 1 per investor. Exams for injury, illness, surgery, etc. not included)

INVEST

$5,000+

- **Free wellness exams for life**
  (Includes all pets of the investor, in perpetuity. Exams for injury, illness, surgery, etc. not included)

INVEST

$10,000+

- **Free wellness exams and free vaccines for life**
  (Includes all pets of the investor, in perpetuity. Exams for injury, illness, surgery, etc. not included)

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

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Data Room

Disclosure Statement	Convertible Promissory Note
VIEW	**VIEW**

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Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.


